Exhibit 99.1

Brussels – 22 April 2022 - 7:00am CET	Regulated and inside information[1]

Anheuser-Busch InBev Announces Decision to Sell Interest in Russian JV

AB InBev in Active Discussions to Sell JV Interest to Partner

22 April 2022 – Anheuser-Busch InBev (Euronext: ABI) (NYSE: BUD) (MEXBOL: ANB) (JSE: ANH) (“AB InBev”) today announced that it will sell its non-controlling interest in the AB InBev Efes joint venture and is in active discussions with its partner, Turkish Brewer Anadolu Efes, to acquire this interest. AB InBev’s request regarding the suspension of the license for production and sale of Bud in Russia will also be part of a potential transaction. AB InBev previously announced it is forfeiting all financial benefit as a non-controlling partner from the joint venture operations. As a result, AB InBev is de-recognizing the investments in AB InBev Efes and will report a 1.1 billion USD non-cash impairment charge in non-underlying share of results of associates as part of its first quarter results announcement.

Together with its partner, AB InBev continues to support its employees, their families and the humanitarian relief efforts in Ukraine. Support for its displaced employees and their families includes counseling, housing and financial support. In addition to donating to NGOs and the relief organization Caritas, AB InBev is working in partnership with them, other companies and local NGOs to provide food, blankets, medical supplies and 3 million cans of emergency drinking water to Ukraine and surrounding refugee relief areas.

AB InBev has also introduced Chernigivske, Ukraine’s most loved beer brand, to many countries, including the UK, Germany,

Belgium, France, Netherlands, Denmark, Austria, Poland, Italy, Colombia and Brazil with additional markets planned. All profits from the sale of Chernigivske will go to support humanitarian relief efforts and AB InBev is guaranteeing at least 5 million USD of support from this humanitarian initiative.

AB InBev’s focus remains on assisting its people, their families and the overall humanitarian relief efforts while wishing for peace.

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The enclosed information constitutes inside information as defined in Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse, and regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

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Anheuser-Busch InBev Contacts

Investors	Media

Shaun Fullalove	Kate Laverge
Tel: +1 212 573 9287	Tel: +1 917 940 7421
E-mail: shaun.fullalove@ab-inbev.com	E-mail: kate.laverge@ab-inbev.com

Maria Glukhova	Ana Zenatti
Tel: +32 16 276 888	Tel: +1 646 249 5440
E-mail: maria.glukhova@ab-inbev.com	E-mail: ana.zenatti@ab-inbev.com

Cyrus Nentin
Tel: +1 646 746 9673
E-mail: cyrus.nentin@ab-inbev.com

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). As a company, we dream big to create a future with more cheers. We are always looking to serve up new ways to meet life’s moments, move our industry forward and make a meaningful impact in the world. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona® and Stella Artois®; multi-country brands Beck’s®, Hoegaarden®, Leffe® and Michelob ULTRA®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Castle®, Castle Lite®, Cristal®, Harbin®, Jupiler®, Modelo Especial®, Quilmes®, Victoria®, Sedrin®, and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 169,000 colleagues based in nearly 50 countries worldwide. For 2021, AB InBev’s reported revenue was 54.4 billion USD (excluding JVs and associates).

Forward-looking Statements

This release contains “forward-looking statements”. These statements are based on the current expectations and views of future events and developments of the management of AB InBev and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained in this release include, statements other than historical facts and includes statements typically containing words such as “will”, “may”, “should”, “believe”, “intends”, “expects”, “anticipates”, “targets”, “estimates”, “likely”, “foresees” and words of similar import, including statements relating to ongoing discussions for Efes to acquire AB InBev’s non-controlling interest in the AB InBev Efes joint venture. All statements other than statements of historical facts are forward-looking statements, including statement relating to the future of our joint venture interests. You should not place undue reliance on these forward-looking statements, which reflect the current views of the management of AB InBev, are subject to numerous risks and uncertainties about AB InBev and are dependent on many factors, some of which are outside of AB InBev’s control. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different, including as a result of the developing situation in Ukraine and Russia and the relationship with our joint venture partner. The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including AB InBev’s most recent Form 20-F and other reports furnished on Form 6-K, and any other documents that AB InBev has made public. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements. Except as required by law, AB InBev undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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